Mail Stop 4561

September 27, 2007

VIA USMAIL and FAX (650) 551 - 9901

Mr. Ian Rice
Chief Executive Officer
Intelligentias, Inc.
303 Twin Dolphin Drive, 6th Floor
Redwood City, California 94065

**Re: Intelligentias, Inc.
         Form 10-KSB for the year ended 12/31/2006
         Filed on 4/13/2007
         File No. 333-124460**

Dear Mr. Ian Rice:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief